UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
L3Harris Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
L3Harris Technologies, Inc.
1025 West NASA Blvd.
Melbourne, Florida 32919

L3HARRIS RETIREMENT SAVINGS PLAN
Audited Financial Statements and Supplemental Schedules
As of December 31, 2019 and 2018
and for the Year Ended December 31, 2019

L3HARRIS RETIREMENT SAVINGS PLAN
December 31, 2019 and 2018 and for the year ended December 31, 2019
Table of Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	13

Schedule H, Line 4(j) — Schedule of Reportable Transactions and Schedule of Aggregate Reportable Transactions	14

Signature	15

Exhibit:

23.1 Consent of Independent Registered Public Accounting Firm	16

All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Employee Benefits Committee of the L3Harris Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the L3Harris Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) and Schedules of Reportable Transactions as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2019.

/s/ Buchbinder Tunick & Company LLP
Bethesda, MD
June 29, 2020

L3HARRIS RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31, 2019	December 31, 2018
ASSETS
Investments at fair value:
Interest bearing cash	$—	$13,269,796
Preferred stocks	—	10,147,232
Brokerage window account	—	37,088,717
Corporate bonds & debentures	—	1,742,905
Partnership interests	—	265,490
Common stocks	—	1,294,021,719
Registered investment companies	—	4,352,740
Common/collective trust funds	—	3,702,633,013
Interest in master trust	13,438,031,825	—

Total investments at fair value	13,438,031,825	5,063,521,612

Investments at contract value:
Synthetic guaranteed investment contracts	—	1,092,167,097

Receivables:
Accrued interest and dividends	—	1,330,926
Participant contributions receivable	—	6,660,916
Employer matching contributions receivable	15,261,995	3,017,582
Due from another plan	2,984,166	—
Notes receivable from participants	128,063,567	54,967,712
Due from broker for securities sold	—	2,352,926

Total receivables	146,309,728	68,330,062

Total assets	13,584,341,553	6,224,018,771
LIABILITIES
Accrued administrative expenses	1,877,832	1,985,967
Due to broker for securities purchased	—	1,225,124

Total liabilities	1,877,832	3,211,091

Net assets available for benefits	$13,582,463,721	$6,220,807,680

The accompanying notes are an integral part of these financial statements.

L3HARRIS RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2019

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,263,943,595
Net depreciation in contract value of investments	(34,485,902)
Dividends	22,383,384

Total	1,251,841,077
Contributions:
Participant rollovers	31,808,818
Employer matching	777,262
Employer matching (in-kind benefit)	85,068,258

Participant (other than rollovers)	183,969,456

Total contributions	301,623,794
Interest on notes receivable from participants	3,040,347

Total additions	1,556,505,218

Deductions from net assets attributed to:
Benefits paid to participants	576,595,098
Administrative expenses	11,467,823

Total deductions	588,062,921

Net increase before transfers into the Plan	968,442,297
Transfers into the Plan from other Plans	6,393,213,744
Net change in plan assets available for benefits	7,361,656,041
Net assets available for benefits:
Beginning of year	6,220,807,680

End of year	$13,582,463,721

The accompanying notes are an integral part of these financial statements.

L3HARRIS RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2019 and 2018
NOTE 1 — DESCRIPTION OF PLAN
The following description of the L3Harris Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.
General — The Plan is a defined contribution plan with a 401(k) feature covering eligible employees of L3Harris Technologies, Inc. (“L3Harris”) and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the L3Harris Employee Benefits Committee comprised of persons appointed by L3Harris. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On June 29, 2019, pursuant to the Agreement and Plan of Merger, dated as of October 12, 2018 (the “Merger Agreement”), by and among Harris Corporation (“Harris”), Leopard Merger Sub Inc., a direct wholly owned subsidiary of Harris (“Merger Sub”), and L3 Technologies, Inc. (“L3”), those parties completed the transactions contemplated by the Merger Agreement, including Merger Sub merging with and into L3, with L3 continuing as the surviving corporation and a direct wholly owned subsidiary of Harris, and Harris (the Plan sponsor) changing its name to “L3Harris Technologies, Inc.” Effective December 31, 2019, the L3 Technologies Master Savings Plan was merged into the Plan, and the assets and liabilities of the L3 Technologies Master Savings Plan became assets and liabilities of the Plan. Also effective December 31, 2019, the assets of the Aviation Communications and Surveillance Systems 401(k) Plan were transferred to the Plan’s trust and the trust became a master trust. See Note 6 - Master Trust for further information regarding the master trust.

B.
Contributions — Participants may contribute a percentage of eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations, on a pre-tax and/or an after-tax basis. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. For any eligible employee who has completed one year of service with the Company, the Company matches up to 100% of pre-tax and after-tax contributions subject to a limit of 6% (5% for a participant who is accruing a benefit under the Company’s defined benefit pension plan) of eligible compensation. Special matching rules apply to participants who are subject to a collective bargaining agreement. Company matching contributions generally are made to the Plan in the form of Employer stock, except for participants who are subject to a collective bargaining agreement. Full-time regular participants who are not subject to a collective bargaining agreement and who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2019, no profit sharing contributions were made. Additional Company contributions may be made on behalf of participants who are subject to a collective bargaining agreement or to satisfy, in part, the Company’s obligations to certain participants under wage determination or similar laws. In addition, participants may rollover amounts to the Plan from other qualified retirement plans or certain individual retirement accounts (“IRAs”).

C.
Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover account balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, after attainment of age 59 1/2 or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period. Alternatively, a participant generally will be eligible to rollover his or her vested account to an eligible retirement plan or IRA. In addition, certain other distribution options applicable to assets merged into the Plan have been preserved, as legally required.

D.
Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, qualified non-elective, designated Roth after-tax and rollover accounts. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of up to 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period generally may not exceed ten years. Interest rates are established by the Plan Administrator based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.
Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F.
Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax, qualified non-elective and rollover contributions plus earnings thereon. Participants also are immediately vested in Company contributions other than Employer matching and any profit sharing contributions, plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is generally 100% vested after four years of service, based on the following schedule.

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%
However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer matching and any profit sharing contributions, plus earnings thereon, more quickly than described above. In addition, in the event of a disposition by the Company of a business or substantially all of the assets of a business, the participants impacted by such disposition may in certain circumstances become 100% vested in Employer matching and any profit sharing contributions, plus earnings thereon.
A participant also becomes 100% vested in Employer matching and any profit sharing contributions, plus earnings thereon, upon his or her termination of employment after attaining age 55 or on account of his or her death or disability (as defined in the Plan document), or if a participant dies while on leave of absence due to qualified military service.
In addition, special vesting applies to certain participants in the Plan who are subject to a collective bargaining agreement. Certain of such participants are immediately vested in their Employer matching and any profit sharing contributions, plus earnings thereon, and others become vested in their Employer matching and any profit sharing contributions, plus earnings thereon, as follows:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

G.
Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions plus earnings thereon unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants; next, to restore the accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any Company contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at December 31, 2019 and 2018 were $2,946,902 and $53,311, respectively. For the year ended December 31, 2019, Company contributions to the Plan were reduced by $1,034,324 from forfeited non-vested accounts.

H.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.
Investment Options — As described above in Section A, on June 29, 2019, the Plan’s sponsor changed its name to “L3Harris Technologies, Inc.” and as a result, the Harris Stock Fund holding shares of common stock of the Plan sponsor was renamed the L3Harris Stock Fund.

Upon enrollment in the Plan, a participant may direct Company and participant contributions into any of several investment options (including the L3Harris Stock Fund) and/or a brokerage window account. The L3Harris Stock Fund is a unitized fund as of December 31, 2019 and 2018. As a unitized fund, the fund’s value is determined by its underlying assets consisting primarily of shares of Employer stock, in addition to investment in the Fidelity Institutional Money Market Fund sufficient to meet the fund’s daily cash requirements. The fund’s unit price is computed by the Trustee daily. Shares of common stock held in the L3Harris Stock Fund (prior to June 29, 2019, known as the Harris Stock Fund) as of December 31, 2019 and 2018 are valued at the last reported quoted market price of a share on the last trading day of the year. The money market fund is valued at cost plus accrued interest, which approximates fair value. A participant may transfer amounts from other investment options into the L3Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the L3Harris Stock Fund. A participant may invest no more than 20% of his or her newly made contributions to the Plan in the L3Harris Stock Fund, except that, effective February 9, 2018, a participant generally may elect to invest in the L3Harris Stock Fund up to 100% of newly made Company matching contributions for his or her benefit. The L3Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that the Company is entitled to a deduction for dividends paid on shares held in the L3Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the L3Harris Stock Fund or paid from the Plan in cash to the participant.
The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily. Investments are governed by certain limitations described in the Plan document and the “Summary Plan Description.”
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Interest in Master Trust — Investment assets of the Plan are maintained in the L3Harris Retirement Savings Plan Master Trust (the “Master Trust”) administered by Northern Trust, as Trustee. The Plan participates in the Master Trust along with the Aviation Communications and Surveillance Systems 401(k) Plan. The trust for the Plan became a master trust effective December 31, 2019, when the assets of the Aviation Communications and Surveillance Systems 401(k) Plan were transferred to the trust. See Note 6 - Master Trust for further information regarding the Master Trust.
The interest in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by Northern Trust. Contributions, benefit payments and certain administrative expenses are specifically identified and charged to the Plan.
Valuation of Investments and Income Recognition — Investments are stated at fair value, except for fully‑benefit responsive investments, which are stated at contract value. For investments stated at fair value, quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the Trustee or investee company. See Note 7 — Financial Instruments for further information on the valuation of investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments.
Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon the participant’s eligibility for a Plan distribution.
Payment of Benefits — Benefits to participants or their beneficiaries are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.

Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the trust.
New Accounting Standards — In February 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2017-06 Plan Accounting, Defined Contribution Pension Plans (Topic 962), which requires plans to disclose: (1) the plan’s interest in a master trust and any change in that interest, to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively, (2) the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investment and (3) their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. ASU 2017-06 also removes the requirement to disclose the percentage interest in the master trust for plans with divided interests. This update is effective for fiscal periods beginning after December 15, 2018. The Plan adopted ASU 2017-06 for the year ended December 31, 2019. The adoption of this standard, other than the disclosure requirements noted above, did not impact the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.
In August 2018, FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan is currently assessing the timing and impact of adopting the updated provisions.
NOTE 3 — RELATED-PARTY TRANSACTIONS
Certain Plan investments as of December 31, 2019 and 2018 are balances in shares of common stock of L3Harris (included in common stock) and common/collective trust funds that are managed by Northern Trust. L3Harris is the Plan sponsor and Northern Trust is the Trustee of the Plan, therefore, these transactions qualified as exempt party-in-interest transactions under the provisions of ERISA and are as follows:

	December 31, 2019		December 31, 2018
	Shares	Fair Value	Shares	Fair Value
Common stock
L3Harris Technologies, Inc. common stock		*	2119111	$285,338,296
Common/collective trust funds
NT Collective Aggregate Bond Index Fund — Non Lending (Tier J)		*	1378876	193,704,488
NT Collective Extended Equity Index Fund — Non Lending		*	834755	239,567,863
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)		*	66635	583,266,636
NTGI Collective Govt STIF Registered		*	7898705	7,898,705
During 2019, the Plan made the following purchases and sales of related party investments:

	Purchases	Sales
Common stock
L3Harris Technologies, Inc. common stock	$22,385,280	$119,698,782
Common/collective trust funds
NT Collective Aggregate Bond Index Fund — Non Lending (Tier J)	51,978,407	27,134,558
NT Collective Extended Equity Index Fund — Non Lending	28,815,032	65,628,567
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	63,685,728	90,779,302
NTGI Collective Govt STIF Registered	^	^

*	As of December 31, 2019, all Plan investments were included in the L3Harris Retirement Savings Plan Master Trust.

^	Activity in this fund represents overnight interest bearing deposits (sweeps) of otherwise un-invested daily cash.
NOTE 4 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 23, 2017 stating that the Plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation. Although the Plan has been amended and restated since receiving the determination letter, the Plan’s sponsor and the Plan’s tax counsel believe the Plan, as amended, is qualified and the related trust is exempt from taxation.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no IRS audits of the Plan in progress for any tax periods.
NOTE 5 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 6 — MASTER TRUST
As described in Note 1 - Description of Plan, on December 31, 2019, the assets of the Aviation Communications and Surveillance Systems 401(k) Plan were transferred to the Plan’s trust and the trust became a master trust. The fair value of the assets, liabilities and investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value as of December 31, 2019 are presented in the table below. The trust for the Plan became a master trust effective December 31, 2019, and therefore there was no income and no expenses in the Master Trust during 2019.

	Master Trust Balances	Plan’s Interest in Master Trust Balances
	December 31, 2019
ASSETS
Investments at fair value:
Interest bearing cash	$5,733,782	$5,733,782
Money market fund	34,674,323	34,577,972
Preferred stocks	10,173,017	10,173,017
Brokerage window account	49,638,699	49,638,699
Corporate bonds & debentures	829,007	829,007
Partnership interests	307,664	307,664
L3Harris common stock	2,134,044,373	2,112,276,141
Common stocks	1,239,679,017	1,239,679,017
Common/collective trust fund	5,003,019,183	4,996,294,260
Registered investment companies	3,916,095,294	3,874,457,759

Total investments at fair value	12,394,194,359	12,323,967,318
Investments at contract value:
Synthetic guaranteed investment contracts	1,112,329,872	1,112,329,872
Receivables:
Accrued interest and dividends	1,187,331	1,187,331
Due from broker for securities sold	1,023,034	1,023,034

Total receivables	2,210,365	2,210,365

Total assets	13,508,734,596	13,438,507,555
LIABILITIES
Due to broker for securities purchased	475,730	475,730

Total liabilities	475,730	475,730

Net assets available for benefits	$13,508,258,866	$13,438,031,825

NOTE 7 — FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•
Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.

The following section describes the valuation methodologies the Plan uses to measure financial assets at fair value.
In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include interest bearing cash, money market funds, common stocks, corporate bonds and debentures, partnership interests, the brokerage window account and registered investment companies. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of preferred stocks. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2019 and 2018, there were no Level 3 assets held by the Plan.
Common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per unit calculated by the investment’s issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. Net asset values (NAV) are reported by the funds and are supported by the underlying share prices of actual purchases and sale transactions occurring as of or close to the financial statement date. Assets measured at net asset value are exempt from the fair value hierarchy.
Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis at December 31, 2019 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$5,733,782	$—	$ —	$5,733,782
Money market funds	34,674,323	—	—	34,674,323
Preferred stocks	—	10,173,017	—	10,173,017
Brokerage window account	49,638,699	—	—	49,638,699
Corporate bonds & debentures	829,007	—	—	829,007
Partnership interests	307,664	—	—	307,664
Common stocks	3,373,723,390	—	—	3,373,723,390
Registered investment companies	3,916,095,294	—	—	3,916,095,294

Total Assets in the Fair Value Hierarchy	$7,381,002,159	$10,173,017	$ —	$7,391,175,176
Investments measured at NAV				$5,003,019,183
Total Investments at Fair Value				$12,394,194,359

Assets measured at fair value on a recurring basis at December 31, 2018 were as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$13,269,796	$—	$ —	$13,269,796
Preferred stocks	—	10,147,232	—	10,147,232
Brokerage window account	37,088,717	—	—	37,088,717
Corporate bonds & debentures	1,742,905	—	—	1,742,905
Partnership interests	265,490	—	—	265,490
Common stocks	1,294,021,719	—	—	1,294,021,719
Registered investment companies	4,352,740	—	—	4,352,740

Total Assets in the Fair Value Hierarchy	$1,350,741,367	$10,147,232	$ —	$1,360,888,599
Investments measured at NAV				$3,702,633,013
Total Investments at Fair Value				$5,063,521,612

NOTE 8 — SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
During 2019 and 2018, the Plan held fully benefit-responsive, synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund (the “Fund”) which are stated at contract value. A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.
The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.
Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.
At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, has occurred or is probable.
If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.
As described in Note 2 - Summary of Significant Accounting Policies, effective December 31, 2019, all synthetic GICs in the Fund are held in the Master Trust.

NOTE 9 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500
Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with U.S. GAAP and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits and are stated at contract value, respectively.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2019	December 31, 2018
Net assets available for benefits per the financial statements	$13,582,463,721	$6,220,807,680
Benefits due to participants	(1,609,808)	(532,546)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	0	(10,417,890)

Net assets available for benefits per the Form 5500	$13,580,853,913	$6,209,857,244

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2019:

Benefits paid to participants per the financial statements	$576,595,098
Add: benefits due but unpaid at December 31, 2019	1,609,808
Less: benefits due but unpaid at December 31, 2018	(532,546)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$577,672,360

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2019:

Net change in Plan assets per the financial statements	$7,361,656,041
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2018	10,417,890
Less: Benefits due but unpaid at December 31, 2019	(1,609,808)
Add: Benefits due but unpaid at December 31, 2018	532,546

Net income and transfers in per the Form 5500	$7,370,996,669

NOTE 10 - TRANSFERS INTO THE PLAN FROM ANOTHER PLAN
As described in Note 1 - Description of Plan, the L3 Technologies Master Savings Plan was merged into the Plan effective December 31, 2019. In connection with the merger, the Plan recognized an addition to net assets attributed to a transfer into the Plan of $6,390,229,578. In addition, the Autonomous Surface Vehicles, LLC 401(k) Profit Sharing Plan was merged into the Plan effective December 31, 2019, resulting in recognition of a Plan receivable totaling $2,984,166. Both transfers are included in the Statement of Changes in Net Assets Available for Benefits as of December 31, 2019.
NOTE 11 - SUBSEQUENT EVENTS
The Plan evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued.
Effective January 1, 2020, the Plan was amended to adopt changes to the Plan in connection with the merger described in Note 1 - Description of Plan. The amendment included, among other things, updating and/or clarifying Plan investment options and the vesting schedule along with updates to conform with regulatory changes as required.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.
The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. Because the values of the Plan’s individual investments have fluctuated and will fluctuate in response to changing market conditions, the amount of losses that may be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.
On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions under the CARES Act and has implemented for 2020 for eligible participants special tax-favored distributions up to $100,000; an increase to the available loan amount as described in Note 1 - Description of Plan to the lesser of $100,000 or 100% of the participant’s vested account balance; and loan repayment delay for up to one year.

SUPPLEMENTAL INFORMATION
L3Harris Retirement Savings Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	Interest in Master Trust			$13,438,031,825
	*Participant Loan Asset (4.25% to 10.25%)			128,063,567
	TOTAL			$13,566,095,392
Note: Cost information has not been included in column (d) because all investments are participant-directed.

*	Party-in-interest to the Plan

See Report of Independent Registered Public Accounting Firm

SUPPLEMENTAL INFORMATION
L3Harris Retirement Savings Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4j
Schedule of Reportable Transactions
December 31, 2019

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Northern Trust	Growth Fund	0	$169,171,700	0	0	$89,811,221	0	$79,360,479
Northern Trust	Large Cap Core Eq.	$263,355,091	0	0	0	$263,355,091	0	$263,355,091

L3Harris Retirement Savings Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4j
Schedule of Aggregate Reportable Transactions
December 31, 2019

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Northern Trust	Growth Fund	—	$211,515,827	—	—	$122,012,122	—	$89,503,705
Northern Trust	Large Cap Core Eq.	$263,355,091	—	—	—	$263,355,091	—	$263,355,091

See Report of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

L3Harris Employee Benefits Committee, as Plan Administrator

By:	/s/ Adam Histed
Adam Histed, Chairperson
Date: June 29, 2020

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference of our report dated June 29, 2020, relating to our audit of the L3Harris Retirement Savings Plan’s (the “Plan”) financial statements and supplemental schedules as of and for the year ended December 31, 2019, which appears in this Annual Report on Form 11-K in Registration Statement No. 333-232482 on Form S-8.
/s/ Buchbinder Tunick & Company LLP

Bethesda, MD
June 29, 2020